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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._____________ )*

First Choice Healthcare Solutions, Inc.

 (Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

31949 B 10 4

(CUSIP Number)

 May 1, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	31949 B 104

1.	Names of Reporting Persons. Fuse Capital LLC I.R.S. Identification Nos. of above persons (entities only). EIN 45- 2742301
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares	5.	Sole Voting Power 1,598,735
Beneficially by Owned	6.	Shared Voting Power 0
by Each Reporting	7.	Sole Dispositive Power 1,598,375
Person With:	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,598,735
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.7%[1]
12.	Type of Reporting Person (See Instructions) OO

1.  Based on 23,908,983 shares of common stock outstanding.

CUSIP No.	31949 B 104

1.	Names of Reporting Persons. Jennifer Burnett I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares	5.	Sole Voting Power 19,500
Beneficially by Owned	6.	Shared Voting Power 22,500[1]
by Each Reporting	7.	Sole Dispositive Power 19,500
Person With:	8.	Shared Dispositive Power 22,500[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,00
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.2%[2]
12.	Type of Reporting Person (See Instructions) IN

1.  Maintains shared voting and disposition power with Mark Burnett.

2.  Based on 23,908,983 shares of common stock outstanding.

CUSIP No.	31949 B 104

1.	Names of Reporting Persons. Mark Burnett I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization New York
Number of Shares	5.	Sole Voting Power 1,627,875[1]
Beneficially by Owned	6.	Shared Voting Power 22,500[2]
by Each Reporting	7.	Sole Dispositive Power 1,627,875[1]
Person With:	8.	Shared Dispositive Power 22,500[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,650,375
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.9%[3]
12.	Type of Reporting Person (See Instructions) IN

1.  Includes 1,598,735 shares held by Fuse Capital LLC, of which Mark Burnett may be deemed to beneficially own.

2.  Maintains shared voting and disposition power with Jennifer Burnett.

3.  Based on 23,908,983 shares of common stock outstanding.

Item 1.

(a)	Name of Issuer: First Choice Healthcare Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 709 S. Harbor City Boulevard, Suite 250, Melbourne, FL 32901.

Item 2.

(a)	Name of Person Filing:

1.	Fuse Capital LLC

2.	Jennifer Burnett

3.	Mark Burnett

(b)	Address of Principal Business Office or, if none, Residence: The principal business office for all persons and/or entities filing is 40 Hemlock Drive, Roslyn, New York 11576.

(c)	Citizenship:

1.	Fuse Capital LLC is organized under the laws of the state of New York.

2.	Jennifer Burnett is a U.S. citizen.

3.	Mark Burnett is a U.S. citizen.

(d)	Title of Class of Securities: Common stock, $.001 par value per share.

(e)	CUSIP Number: 31949 B 10 4

Item 3.

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned: See row 9 of cover page of each reporting person. The securities reported herein are beneficially owned as follows:

●	1,598,735 shares of Common Stock, representing a total of 6.7% of the total shares of Common Stock outstanding, are held directly by Fuse Capital LLC.

●	42,000 shares of Common Stock, representing a total of 0.2% of the total shares of Common Stock outstanding, are held directly by Jennifer Burnett, of which Ms. Burnett maintains sole voting and disposition power of 19,500 shares, and shared voting and disposition power with Mark Burnett of 22,500 shares.

●	1,627,875 shares of Common Stock, representing a total of 6.9% of the total shares of Common Stock outstanding, are held by Mark Burnett as follows:

○	Directly holds, and maintains sole voting and disposition power of, 29,500 shares.
○	Directly holds, and maintains shared voting and disposition power with Jennifer Burnett of, 22,500 shares.

○	May be deemed to beneficially own the securities held by Fuse Capital LLC for the purposes of Rule 13d-3 of the Act, insofar as he maybe be deemed to have the power to direct the voting or disposition of those securities through his position as Managing Member of Fuse Capital LLC.

(b)	Percent of class: See row 11 of cover page of each reporting person.

(c)	Number of shares as to which the person has

(i)	Sole power to vote or to direct the vote: See row 5 of cover page for each reporting person.

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page for each reporting person and note(s) in item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person.

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page for each reporting person and note(s) in item 4(a) above.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Ite m 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature page follows.]

SIGNATURE

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 7, 2016

Fuse Capital LLC

By	/s/ Mark Burnett
Name: Mark Burnett
Title: Managing Member

Jennifer Burnett

/s/ Jennifer Burnett

Mark Burnett

/s/ Marl Burnett